UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14473

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Belmont National Bank 401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sky Financial Group, Inc.

221 South Church Street

Bowling Green, Ohio 43402

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

Sky Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Belmont National Bank 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employees Retirement Security Income Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Seber Tans, PLC

Seber Tans, PLC

Kalamazoo, Michigan

June 2, 2006

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
INVESTMENTS AT FAIR VALUE
Common stock	$—	$653,887
Mutual funds	—	2,257,219
Participant notes receivable	—	42,463

	—	2,953,569
RECEIVABLES
Employer’s contributions	—	178,730
Employee’s contributions	—	7,699

	—	186,429
CASH EQUIVALENTS	—	229,271

NET ASSETS AVAILABLE FOR BENEFITS	$—	$3,369,269

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2005 and 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Interest and dividends	$87,566	$37,217

Contributions:
Employer	147,763	178,730
Participants	170,856	185,269

	318,619	363,999
Net appreciation in fair value of investments	96,195	281,881

TOTAL ADDITIONS	502,380	683,097

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	741,017	320,723

NET INCREASE (DECREASE) PRIOR TO TRANSFERS	(238,637)	362,374

Transfers into the plan	2,490	3,753

Transfers out of the plan	3,133,122	—

NET INCREASE (DECREASE)	(3,369,269)	366,127

Net assets available for benefits at beginning of year	3,369,269	3,003,142

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$—	$3,369,269

See Accompanying Notes to the Financial Statements

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

NOTE A - Description of the Plan

General

The plan is a defined contribution plan covering all employees of Belmont National Bank (prior to being acquired by Sky Financial Group, Inc. on June 1, 2005) and former Belmont National Bank employees who continued to work for Sky Financial Group, Inc. The plan covers employees age 18 or older. It is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of pretax annual compensation (salary reduction), as defined in the plan agreement. The plan also permits voluntary after-tax contributions by employees of up to 6% of eligible compensation prior to June 1, 2005. Each participant who was actively employed on June 1, 2005, was eligible to receive a matching contribution equal to 50% of the participant’s salary reduction up to 4% of compensation for the period January 1 to June 2, 2005. For each pay period beginning on or after June 3, 2005, participants were eligible to receive a matching contribution equal to 50% of each participant’s salary reduction up to 4% of compensation. In addition, eligible employees employed on June 1, 2005 and December 31, 2005 were eligible to receive an Employer discretionary contribution equal to 3% of eligible compensation paid during the periods of January 1 to June 2, 2005 and June 3, to December 31, 2005, respectively, as described by the plan documents. Contributions are invested in common stocks, mutual funds, and money market accounts. Contributions are subject to certain limitations. Certain administrative expenses of the plan were paid by the plan sponsor. As of June 1, 2005 additional after-tax voluntary contributions were no longer permitted.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an annual allocation of (a) the Company’s contribution and earnings thereon, and (b) the reallocation of forfeited non-vested accounts. Allocations are made as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on the years of continuous service. A participant is 100% vested after five years of credited service. Any participant employed on June 1, 2005 became 100% vested.

Investment Options

Upon enrollment in the plan, each participant may direct contributions into any of the investment options available under the plan.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2005 and 2004

NOTE A - Description of the Plan (Continued)

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or longer for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate. Principal and interest are required to be paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, the normal form of distribution is an annuity over the life expectancy of the participant (with 50% survivor annuity, if married). The Plan also provides that a participant, with spousal consent, if married, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or periodic installments over a period not exceeding the life expectancy of the participant or the joint lives of the participant and beneficiary. As of June 1, 2005 annuities were removed as a normal form of distribution under the plan and replaced with payments over a certain period, but not to exceed the life expectancy of the participant or the participant and the designated beneficiary.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the plan are prepared under the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation

Investments are stated at fair value. Employer issued stock (common stock) held by the Plan is valued at its quoted market price. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the plan at year-end. Participant notes receivable are valued at cost which approximates fair value. The realized gain or loss on investments is the difference between the proceeds received and the average cost of the investments sold.

Payment of Benefits

Benefits are recorded when paid.

BELMONT NATIONAL BANK 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

For the Years Ended December 31, 2005 and 2004

NOTE C - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 4, 2003, that the plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in these financial statements.

NOTE D - Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the plan, the employer, and certain others.

The plan held the following party-in-interest investments (at market value) prior to transfer at December 31:

2005
Sky Financial Group, Inc.	$169,758

NOTE E - Administration of the Plan

Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the plan for these services. Administrative expenses for the plan’s fees are paid by the Company.

NOTE F – Discontinuance of the Plan

Effective June 1, 2005, Belmont National Bank was acquired by Sky Financial Group, Inc. Sky Financial Group, Inc. has assumed responsibility for administration and amendment of the Plan, which was amended to provide 100% vesting for all participants employed as of the acquisition date. The Plan’s net assets were merged with Sky Financial Group, Inc.’s existing retirement plan effective December 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Belmont National Bank 401(k) Profit Sharing Plan

Date: June 28, 2006	By:	/s/ Michael Couturier
Michael Couturier
Vice President and Director
of Employee Benefits
Sky Financial Group, Inc.